SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2016

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Royal Dutch Shell plc: Scheme of Arrangement Becomes Effective

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION. THIS ANNOUNCEMENT IS AN ADVERTISEMENT AND NOT A PROSPECTUS.

THE HAGUE, February 15, 2016/PRNewswire-FirstCall/ —

Royal Dutch Shell plc (“Shell”) (NYSE:RDS.A)(NYSE:RDS.B) is pleased to announce that the Scheme has become effective and that the entire issued ordinary share capital of BG Group plc (“BG”) is now owned by Shell. This follows the Court’s sanction of the Scheme at a hearing held on February 11, 2016 and the delivery of the Court Order to the Registrar of Companies today, February 15, 2016.

In accordance with the terms of the Scheme, Scheme Shareholders on the register at the Scheme Record Time, being 6.00 p.m. on February 12, 2016, who made no valid election under the Mix and Match Facility, will receive 0.4454 New Shell Shares and 383 pence in cash for each Scheme Share held.

Further information on the operation of the Scheme, including restrictions on the consideration available to Scheme Shareholders in certain jurisdictions, is set out in Part XI of the scheme document published by BG on December 22, 2015.

Information regarding share capital and voting rights

Shell will, in total, issue 1,523,804,425 New Shell Shares (being 218,728,308 Shell A shares and 1,305,076,117 Shell B shares).

As a result, Shell’s capital will consist of 4,209,649,877 Shell A shares and 3,745,486,731 Shell B shares, each with equal voting rights. Shell holds no ordinary shares in treasury.

The total number of Shell A shares and Shell B shares in issue will be 7,955,136,608 and this figure may be used by shareholders as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Shell under the FCA’s Disclosure and Transparency Rules.

Information regarding the Mix and Match Facility

Scheme Shares representing approximately 17.11 per cent of the aggregate number of Scheme Shares subject to a Mix and Match Election were also subject to a Shell A Share Alternative Election. Accordingly, the Mix and Match Reference Price is 1468.05915613 pence.

Share Elections in respect of 379,114,767 Scheme Shares, representing approximately 11.08 per cent of the aggregate number of Scheme Shares, and Cash Elections in respect of 163,080,849

Scheme Shares, representing approximately 4.77 per cent of the aggregate number of Scheme Shares, were made by BG Shareholders. The ability to satisfy Cash Elections and Share Elections was dependent on other Scheme Shareholders making equal and opposite elections.

Scheme Shareholders who made valid Cash Elections have had such elections satisfied in full. In respect of Scheme Shares for which a valid Cash Election has been made, Scheme Shareholders will receive 1036.87354813 pence per Scheme Share.

Scheme Shareholders who made valid Share Elections have had such elections scaled down on a pro rata basis by approximately 26.56 per cent. In respect of the Scheme Shares for which a valid Share Election has been made and which has been satisfied, Scheme Shareholders will receive 0.7062886695 New Shell Shares per Scheme Share. In respect of the Scheme Shares for which a valid Share Election has been made and which has not been satisfied due to the scale down, Scheme Shareholders will receive the default consideration, which is 383 pence in cash and 0.4454 of a New Shell Share, per Scheme Share.

Scheme Shareholders who did not make valid Cash Elections or Share Elections have not participated in the Mix and Match Facility. In respect of Scheme Shares for which no valid Cash

Election or Share Election has been made, Scheme Shareholders will receive the default consideration, which is 383 pence in cash and 0.4454 of a New Shell Share, per Scheme Share.

Information regarding admission and settlement

Admission of the New Shell Shares to the premium segment of the Official List and to trading on the main market for listed securities of the London Stock Exchange is expected to occur with effect from 8.00 a.m. (London time) on February 15, 2016.

Settlement of New Shell Shares held through CREST is expected to take place at or soon after 8.00 a.m. (London time) on February 15, 2016. Share certificates in relation to the New Shell Shares to be held in certified form will be despatched within 14 days of this announcement.

Admission of BG Shares to the premium segment of the Official List and to trading on the main market for listed securities of the London Stock Exchange is expected to be cancelled with effect from 8.00 a.m. (London time) on February 15, 2016.

Admission of the New Shell Shares to listing by Euronext on Euronext Amsterdam and to trading on Euronext Amsterdam is expected to occur with effect from 9.00 a.m. (Central European time) on February 16, 2016.

It is expected that the New Shell Shares will be capable of being deposited with the Shell ADS depositary in exchange for the corresponding class and amount of Shell ADSs, which may be traded on the New York Stock Exchange from February 16, 2016.

Disclosure of Home Member State

For the purposes of the Transparency Directive, the Home Member State of Shell is the United Kingdom.

Capitalised terms used in this announcement, unless defined herein, have the same meanings as set out in the prospectus published by Shell on December 22, 2015 and the scheme document published by BG on December 22, 2015.

“This is an important moment for Shell,” said Chief Executive Officer Ben van Beurden. “It significantly boosts our reserves and production and will bring a large injection to our cash flow. We have acquired productive oil and gas projects in Brazil and Australia and other key countries. We will now be able to shape a simpler, leaner, more competitive company, focusing on our core expertise in deep water and LNG.”

Note

This announcement contains forward-looking statements concerning the financial condition, results of operations and businesses of Shell and of the Shell Group. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell and the Shell Group to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “goals”, “intend”, “may”, “objectives”, “outlook”, “plan”, “probably”, “project”, “risks”, “schedule”, “seek”, “should”, “target”, “will” and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Shell’s Form 20-F for the year ended December 31, 2014 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader. Each forward-looking statement speaks only as of the date of this announcement, February 15, 2016.

Neither Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement. There can be no assurance that dividend payments will match or exceed those set out in this announcement in the future, or that they will be made at all.

In accordance with Rule 26.1 of the Code, a copy of this announcement is also available on the website of Shell at: http://www.shell.com. For the avoidance of doubt, the contents of the website referred to in this announcement are not incorporated into and do not form part of this announcement.

Shell Shareholders may request a hard copy of this announcement by contacting Equiniti during business hours on +44-(0)121-415-7073 or by submitting a request in writing to Equiniti at Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA.

Enquiries

Shell Media Relations

International: +44-207-934-5550

Americas: +1-713-241-4544

Shell Investor Relations

Europe: +31-70-377-4540

North America: +1-832-337-2034

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-199736 and 333-199736-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821 and 333-200953).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc (Registrant)

By:	MCM Brandjes

	Name:	MCM Brandjes
	Title:	Company Secretary

Date: February 15, 2016